

February 4, 2014

<u>Via E-mail</u>
Stephen A. Lasota
Chief Financial Officer
Cowen Group, Inc.
599 Lexington Avenue
New York, NY 10022

   Re: **Cowen Group, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed March 7, 2013 and Amended March 28, 2013
      Form 10-Q for Quarterly Period Ended September 30, 2013
      Filed November 7, 2013
      File No. 001-34516

Dear Mr. Lasota:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin W. Vaughn

          Kevin W. Vaughn
          Accounting Branch Chief